

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Via E-mail
Dean L. Schorno
Chief Financial Officer
Rigel Pharmaceuticals, Inc.
1180 Veterans Blvd.
South San Francisco, CA 94080

Re: Rigel Pharmaceuticals, Inc.
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.1 - Credit and Security Agreement, dated as of September 27, 2019, by and between the Registrant and MidCap Financial Trust
Filed November 5, 2019
File No. 001-29889

Dear Mr. Schorno:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance